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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2000


                           Omninet International Ltd.
                 (Translation of registrant's name into English)

                                Washington Mall 1
                                22 Church Street
                                  Hamilton HM11
                                     Bermuda
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F   X          Form 40-F
                                 ---                   ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                         Yes                  No  X
                             ---                 ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

     Omninet International Ltd., a corporation organized under the laws of Bermuda ("Omninet"), held its 1999 Annual General Meeting on June 5, 2000, pursuant to which Omninet's shareholders fixed the number of Omninet's directors at 4 and elected Eric Kohn, Marlin J. Horst, Jeffrey G. Conyers and Michael Schroter as directors. Omninet's shareholders also appointed Moore Stephens as the company's auditors. The notice of annual general meeting distributed to shareholders is attached as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

     Omninet also held a special general meeting of its shareholders on June 5, 2000, pursuant to which Omninet's shareholders: (i) approved the 2000 Outside Directors' Stock Option Plan and reserved 100,000 shares of Omninet common stock for issuance thereunder; (ii) approved the Omninet International Limited 2000 Stock Incentive Plan and reserved 1,100,000 shares of common stock for issuance thereunder; (iii) voted to amend and restate Omninet's Bye-laws; and (iv) approved compensation to certain directors for past services. The amended notice of special general meeting distributed to shareholders is attached as Exhibit
99.2 to this Form 6-K and is incorporated herein by reference.

          EXHIBIT INDEX

99.1 Omninet International Ltd. Notice of Annual General Meeting dated June 5, 2000.

99.2 Omninet International Ltd. Amended Notice of Special General Meeting dated June 5, 2000.
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                                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Omninet International Ltd.


Date: August 10, 2000                       By: /s/ Eric F. Kohn
                                            -------------------
                                            Eric F. Kohn
                                            Chairman